CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION

OF

EVOLVE ONE, INC.

(A Delaware Corporation)

Pursuant to Section 242 of the Delaware General Corporations Law, the undersigned, being the sole director and Chief Executive Officer of Evolve One, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify that the following resolutions were adopted by the Corporation’s Board of Directors and its stockholders as hereinafter described:

RESOLVED at the effective time of this amendment, each share of common stock of the Corporation issued and outstanding as of the record date set by the Corporation's Board of Directors shall be subject to a one (1) for one hundred (100) reverse split with all fractional shares rounded to the nearest whole share.     The effective time of this amendment shall be after 5:00 pm EST on June 28, 2006.

The foregoing resolution and this Certificate of Amendment were adopted by the Board of Directors of the Corporation pursuant to a written consent of the directors of the Corporation dated May 25, 2006 in accordance with Section 141 of the Delaware General Corporation Law, and by the written consent dated May 25, 2006 of the holders of shares of the Corporation’s voting stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted in accordance with Section 228 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned, being the Chief Executive Officer of this Corporation, has executed this Certificate of Amendment to the Corporation’s Certificate of Incorporation as of June 7, 2006.

EVOLVE ONE, INC.

By: /s/    Alvin Siegel

Alvin Siegel, Director and President